Exhibit 99.3

Differences between the Financial Information of the Issuer, the Guarantor and VEON Ltd.

Differences between the Financial Information of the Issuer and VEON Ltd

Operationally, excluding Kyivstar Group, the difference between VEON and the Issuer and its consolidated subsidiaries is immaterial. VEON Ltd. is the sole indirect shareholder of the Issuer. The Issuer is the (indirect) shareholder of all operating subsidiaries of VEON (excluding Kyivstar Group, which is the direct subsidiary of the Guarantor) and the activities of the Issuer’s direct and indirect parent companies (VEON Ltd. and the Guarantor) are limited in nature.

From an income statement perspective, the difference between VEON and the Issuer and its consolidated subsidiaries mostly relates to headquarter costs of US$128 million incurred in 2025 at the VEON Ltd. and the Guarantor level (being the 100 per cent. indirect and 100 per cent. direct shareholder of the Issuer, respectively) and US$887 million relating to operating costs of the Kyivstar Group which are not reflected in the Issuer’s consolidated financial statements. For the three months ended 31 March 2026, the difference between VEON and the Issuer and its consolidated subsidiaries mostly relates to headquarter costs of US$35 million incurred during this period at the VEON Ltd. and the Guarantor level and US$210 million relating to operating costs of the Kyivstar Group which are not reflected in the Issuer’s consolidated financial statements.

As of 31 March 2026, on a net external debt basis, the differences between the Issuer and its consolidated subsidiaries and VEON are minor. All outstanding bank loans and bonds of VEON were incurred at the level of the Issuer and its consolidated subsidiaries. Approximately 55 per cent. of the cash of VEON is held by the Issuer and its consolidated subsidiaries. The difference in cash as of 31 March 2026 is approximately US$796 million, primarily related to a cash balance of US$443 million held by the Guarantor and by consolidated subsidiaries within the Kyivstar Group of US$353 million.

As of 31 March 2026, excluding the assets of the Kyivstar Group that are not part of the Issuer group, from a total assets perspective, the difference between VEON and the Issuer and its consolidated subsidiaries are not material. Total assets of the Issuer and its consolidated subsidiaries are US$131 million higher than the total assets of VEON, primarily owing to intercompany transactions between the Issuer and VEON Ltd. or the Guarantor that are eliminated upon consolidation at VEON Ltd. level.

Differences between the Financial Information of the Guarantor and VEON Ltd

Operationally, the difference between VEON and the Guarantor Group is immaterial. VEON Ltd. is the sole direct shareholder of the Guarantor. The Guarantor functions as an intermediate holding company and does not conduct operating activities and the activities of the Guarantor’s direct parent (VEON Ltd.), are limited in nature.

From an income statement perspective, the difference mostly relates to headquarter costs of US$67 million incurred in 2025 at the VEON Ltd. level.

As of 31 March 2026, on a net external debt basis the differences between the Guarantor Group and VEON are minor. VEON Ltd. and the Guarantor do not generally have external bank debt or bonds; all outstanding bank loans and bonds of VEON were incurred at the level of the Issuer and its consolidated subsidiaries. With the Guarantor being an intermediate holding company within VEON, substantially all cash of VEON Ltd. on a consolidated basis is held at subsidiary level rather than at VEON Ltd. or the Guarantor level.

As of 31 March 2026, the Guarantor Group accounted for approximately 99 per cent. of consolidated EBITDA and approximately 100 per cent. of total consolidated assets of VEON excluding intercompany balances, based on the Consolidated Financial Statements incorporated by reference herein. VEON Ltd. does not have any operations and recorded a loss for the period on a stand-alone basis.

As of 31 March 2026, total assets of the Guarantor Group were US$845 million higher than the total assets of VEON Ltd, however, this is predominantly due to intercompany receivables, other assets and treasury shares investment held by the Guarantor or its consolidated subsidiaries. Further, the Guarantor had US$420 million of trade and other receivables and other assets due from VEON Ltd. On a consolidated VEON Ltd. level, these balances are eliminated upon consolidation.

Unaudited Selected Issuer Financial Information

The table below presents certain financial information with respect to the Issuer on an unconsolidated basis:

	For the year ended 31 December
	2025	2024	2023
	(US$ in millions)
Cash and cash equivalents at headquarters	557	481	1,331
+ Dividends received	323	496	225
- EBITDA (headquarters and others)	(102)	(134)	(179)
- Interest paid	(56)	(88)	(245)
+ Interest received	25	23	52

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For discussion related to VEON’s financial condition and results of operations for 2025 compared to 2024, please see “Item 5 — Operating and Financial Review and Prospects” in VEON’s Annual Report on Form 20-F for the fiscal year ended 31 December 2025, which was filed with the SEC on 16 March 2026. For discussion related to VEON’s results of operations for 2024 compared to 2023, please see “Item 5 — Operating and Financial Review and Prospects” in VEON’s Annual Report on Form 20-F for the fiscal year ended 31 December 2024, which was filed with the SEC on 25 April 2025. The following discussion and analysis should be read in conjunction with VEON’s Quarterly Financial Statements included elsewhere in this Offering Memorandum. VEON’s Quarterly Financial Statements have been prepared in accordance with IFRS, effective at the time of preparing the Quarterly Consolidated Financial Statements and applied by VEON. For a discussion of the non-IFRS financial measures and performance indicators used herein, see “Presentation of Financial and Other Information”.

This discussion contains forward-looking statements that involve risks and uncertainties. VEON’s actual results could differ materially from those anticipated in these forward-looking statements due to numerous factors. See “Item 3.D — Risk Factors of VEON’s 2025” Annual Report on Form 20-F.

Overview

VEON is a leading digital operator headquartered in Dubai and strategically positioned across five frontier markets: Bangladesh; Kazakhstan; Pakistan; Ukraine; and Uzbekistan. VEON delivers comprehensive digital and telecommunications services (including voice, fixed broadband, data and cloud services) through local brands that resonate with each market’s unique digital landscape, including VEON’s “Kyivstar,” “Banglalink,” “Toffee” and “Jazz” brands. According to VEON’s calculations, VEON operates across five countries that are home to more than 6 per cent. of the world’s population. The company’s digital operator strategy focuses on delivering services beyond traditional mobile and fixed connectivity, and expands into digital financial services, entertainment, healthcare, education and digital enterprise services.

VEON generates revenue through the provision of comprehensive telecommunications and infrastructure services, including voice communications, fixed broadband, and data services, as well as digital services encompassing digital financial services, content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products and services may be sold separately or in bundled packages.

Reportable Segments

VEON Ltd. is the parent company of a number of operating subsidiaries and holding companies in various jurisdictions. VEON organizes the governance and management of its businesses on a geographical basis. VEON’s reportable segments currently consist of the following five segments: Pakistan; Ukraine; Kazakhstan; Bangladesh; and Uzbekistan. VEON presents its results of operations for “HQ and eliminations” and “Others” separately, although these are not reportable segments. “HQ, eliminations and Others” represents VEON’s operations in Kyrgyzstan, which have been sold during the year 2025 (For further details refer to “Note 11—Significant Transactions” to VEON’s Audited Consolidated Financial Statements included in the 2025 Annual Report), and transactions related to management activities within the Group in Amsterdam and Dubai and costs relating to centrally managed operations, and reconciles the results of its reportable segments and its total revenue, Adjusted EBITDA and capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets. See “Note 2 — Segment Information” of the Audited Consolidated Financial Statements included in the 2025 Annual Report for further details.

Key Developments for the three months ended 31 March 2026

Factors Affecting Comparability and Results of Operations in the three months ended 31 March 2026

Results of Operations

In this section, VEON discusses the results of its operations for the three months ended 31 March 2026, compared to the three months ended 31 March 2025. For a discussion of the year ended 31 December 2025 compared to the year ended 31 December 2024, see “Item 5 — Operating and Financial Review and Prospects” in VEON’s 2025 Annual Report on Form 20-F, which was filed with the SEC on 16 March 2026. For a discussion of the year ended 31 December 2024 compared to the year ended 31 December 2023, see “Item 5 — Operating and Financial Review and Prospects” in VEON’s 2024 Annual Report on Form 20-F, which was filed with the SEC on 25 April 2025.

	Three months ended 31 March
	2026	2025
	(US$ in millions)
Consolidated income statement data:
Revenue	1,201	1,026
Cost of services, equipment and accessories	(151)	(129)
Selling, general and administrative expenses	(533)	(458)
Depreciation	(150)	(138)
Amortization	(59)	(60)
Impairment (loss), net	(2)	(2)
Operating profit	306	239
Finance costs	(150)	(119)
Finance income	18	10
Other non-operating (loss) / gain, net	(6)	30
Net foreign exchange gain / (loss)	15	(30)
Profit before tax	183	130
Income taxes	(60)	(12)
Profit for the period	123	118
Attributable to:
The owners of the Parent	99	99
Non-controlling interest	24	19
	123	118

Total Revenue

	Three months ended 31 March
	2026	2025
	(US$ in millions, includes intersegment revenue)
Pakistan	465	386
Ukraine	325	257
Kazakhstan	212	188
Uzbekistan	82	73
Bangladesh	116	111
HQ, eliminations and Others	1	11
Total	1,201	1,026

For the three months ended 31 March 2026, VEON’s consolidated total revenue increased to US$1,201 million as compared to US$1,026 million for the three months ended 31 March 2025. There was an increase in total revenue of 17.0 per cent. (in US$ terms) and 17.3 per cent. (in local currency terms), driven by sustained price monetisation across core connectivity services, continued growth through acquisition and expansion of digital platforms and a greater contribution from higher-value customer segments. Growth was supported by an improved product mix, expanding multiplay adoption and resilient demand across key operating markets. For further details, see Results of VEON’s Reportable Segments below.

Operating Profit

For the three months ended 31 March 2026, VEON’s consolidated operating profit increased to US$306 million as compared to US$239 million for the three months ended 31 March 2025. Operating profit increased primarily because of higher adjusted EBITDA and operating leverage as revenue growth outpaced underlying cost increases. This increase was partially offset by higher depreciation charges. For further details, see “Note 5 — Significant transactions” of the Quarterly Consolidated Financial Statements incorporated by reference herein.

Non-Operating Profits And Losses

Finance Costs

For the three months ended 31 March 2026, VEON’s consolidated finance costs were US$150 million as compared to US$119 million for the three months ended 31 March 2025. This increase is mainly due to higher gross debt and lease liabilities.

Finance Income

For the three months ended 31 March 2026, VEON’s consolidated finance income was US$18 million as compared to US$10 million for the three months ended 31 March 2025. The increase in finance income is primarily due to stronger interest income on cash balances, reflecting disciplined liquidity management.

Other Non-Operating Gain/(Loss)

For the three months ended 31 March 2026, VEON recorded an other non-operating loss of US$6 million as compared to a non-operating gain of US$30 million for the three months ended 31 March 2025. This change is primarily due to one-off gain recorded for the three months ended 31 March 2025 from the reversal of costs associated with the early termination of a spectrum sharing arrangement in Kazakhstan.

Net Foreign Exchange Gain/(Loss)

For the three months ended 31 March 2026, VEON recorded a net foreign exchange gain of US$15 million as compared to a net foreign exchange loss of US$30 million for the three months ended 31 March 2025. The change is primarily due to currency appreciation and higher foreign currency gain on local currency denominated bonds that have since been repaid. See also “Item 3.D — Risk Factors — Market Risks — We are exposed to foreign currency exchange risks” of VEON’s 2025 Annual Report on Form 20-F.

Income Tax Expense

For the three months ended 31 March 2026, VEON’s consolidated income tax expense increased by 400 per cent. to US$60 million as compared to US$12 million for the three months ended 31 March 2025. For more information regarding the factors affecting VEON’s total income tax expenses, see “Note 4 — Income taxes” of VEON’s Quarterly Consolidated Financial Statements incorporated by reference herein.

Profit For The Period Attributable To The Owners Of The Parent

For the reasons set out above, VEON recorded profits attributable to the owners of the Parent of US$99 million for the three months ended 31 March 2026 and 2025.

Profit For The Period Attributable To Non-Controlling Interest

For the three months ended 31 March 2026, VEON recorded a profit attributable to non-controlling interest of US$24 million as compared to US$19 million for the three months ended 31 March 2025, which was mainly driven by higher group profits.

Adjusted EBITDA

	Three months ended 31 March
	2026	2025
	In millions of US$
Pakistan	209	162
Ukraine	174	143
Kazakhstan	91	95
Uzbekistan	30	27
Bangladesh	46	38
HQ, eliminations and Others	(33)	(26)
Total	517	439

For the three months ended 31 March 2026, VEON’s total Adjusted EBITDA was US$517 million as compared to US$439 million for the three months ended 31 March 2025. In US$ currency, the increase was 17.7 per cent., which reflects the impact of local currency depreciation mainly in Ukraine.

On a local currency basis, Adjusted EBITDA growth was 18.4 per cent., primarily driven by higher revenues, operating leverage, continued scaling across digital businesses and disciplined cost management, partly offset by higher marketing and personnel costs

For more information on how VEON calculates Adjusted EBITDA and for the reconciliation of consolidated profit for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA, for the three months ended 31 March 2026 and 2025, please refer to the table below.

	Three months ended 31 March
	2026	2025
	(US$ in millions, except as indicated)
Profit for the period	123	118
Income taxes	60	12
Depreciation	150	138
Amortization	59	60
Impairment loss, net	2	2
Finance costs	150	119
Finance income	(18)	(10)
Other non-operating loss / (gain), net	6	(30)
Net foreign exchange loss / (gain), net	(15)	30
Total Adjusted EBITDA	517	439
Profit margin (per cent.)	10.2	11.5
Adjusted EBITDA margin (per cent.)	43.0	42.8

Results of Reportable Segments

Pakistan

Results of Operations in US$

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(US$ in millions, except as indicated)
Total revenue	465	386	20.4
Telecommunication and infrastructure	293	257	14.1
Digital of which:	172	129	32.9
Digital financial services	122	85	43.9
Other digital services	50	45	11.9
Operating expenses	256	224	14.0
Adjusted EBITDA	209	162	29.2
Adjusted EBITDA margin (per cent.)	45.0	42.0	3.1

Results of Operations in PKR

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(PKR in millions, except as indicated)
Total revenue	130,088	107,904	20.6
Telecommunication and infrastructure	82,058	71,812	14.3
Digital of which:	48,030	36,092	33.1
Digital financial services	34,078	23,642	44.1
Other digital services	13,952	12,450	12.1
Operating expenses	71,498	62,616	14.2
Adjusted EBITDA	58,590	45,288	29.4
Adjusted EBITDA margin (per cent.)	45.0	42.0	3.1

Selected Performance Indicators for Mobile Business

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
Customers in millions	74.9	73.4	2.0
- of which mobile data (millions)	62.5	59.7	4.7
ARPU in US$	1.8	1.5	19.2
ARPU in PKR	496.1	415.6	19.4

Total Revenue

For the three months ended 31 March 2026, VEON’s Pakistan total revenue increased by 20.4 per cent. (in US$ terms) and by 20.6 per cent. (in local currency terms), as compared to the three months ended 31 March 2025. The increase in local currency terms was primarily driven by increases in digital revenue and financial services revenue, including sustained price monetisation in voice and data leveraging robust network quality, broader adoption of multiplay offers, and continued expansion across digital services, which accounted for a growing share of total revenues. The lower period-over-period revenue growth in US$ terms, as compared to local currency growth, reflects the slight depreciation of the local currency against the US$ terms in the three months ended 31 March 2026.

Adjusted EBITDA

For the three months ended 31 March 2026, VEON’s Pakistan Adjusted EBITDA increased by 29.2 per cent. (in US$ terms) and increased by 29.4 per cent. (in local currency terms), as compared to the three months ended 31 March 2025. This increase in local currency terms was primarily attributable to disciplined cost management and operating leverage. The lower period-over-period Adjusted EBITDA growth in US$ terms, as compared to local currency growth, was impacted by depreciation of the local currency against US$ in the three months ended 31 March 2026.

Mobile Customers

As of 31 March 2026, VEON had 74.9 million mobile customers in Pakistan, of which 57.1 million were 4G customers, representing a 2.0 per cent. increase in mobile customers as compared to as of 31 March 2025. The increase was mainly due to continued expansion of VEON’s 4G data network.

ARPU

For the three months ended 31 March 2026, VEON’s ARPU in Pakistan was higher as compared to the three months ended 31 March 2025 by 19.2 per cent. (in US$ terms) and increased by 19.4 per cent. (in local currency terms). This increase in both US$ and local currency terms was primarily due to effective pricing actions and continued monetisation of data usage.

Ukraine

Results of Operations in US$

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(US$ in millions, except as indicated)
Total revenue	325	257	26.7
Telecommunication and infrastructure	258	238	8.4
Digital of which:	67	19	256.9
Digital financial services	—	—	—
Other digital services	67	19	256.9
Operating expenses	152	114	32.8
Adjusted EBITDA	174	143	21.8
Adjusted EBITDA margin (per cent.)	53.5	55.5	(2.1)

Results of Operations in UAH

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(UAH in millions, except as indicated)
Total revenue	14,087	10,720	31.4
Telecommunication and infrastructure	11,164	9,931	12.4
Digital of which:	2,922	789	270.5
Digital financial services	—	—	—
Other digital services	2,922	789	270.5
Other operating income	5	9	(48.2)
Operating expenses	6,566	4,774	37.7
Adjusted EBITDA	7,525	5,955	26.4
Adjusted EBITDA margin (per cent.)	53.4	55.6	(2.1)

Selected Performance Indicators for Mobile Business

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
Customers in millions	22.0	22.7	(3.0)
- of which mobile data (millions)	17.3	16.8	2.5
ARPU in US$	4.6	3.5	31.9
ARPU in UAH	197.1	144.1	36.8

Total Revenue

For the three months ended 31 March 2026, VEON’s Ukraine total revenue increased by 26.7 per cent. (in US$ terms) and increased by 31.4 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. The increase in local currency terms was primarily driven by strong performance across both telecom and digital businesses, including higher digital revenues driven by consolidation of Uklon and Tabletki, stronger Kyivstar TV performance following transition to gross revenue recognition and a higher subscriber base, continued expansion in B2B enterprise services, and higher telco mobile revenues supported by better monetisation actions. The lower period-over-period revenue growth rate in US$ terms, as compared to local currency growth, was impacted by depreciation of the local currency against US$ in the three months ended 31 March 2026.

Adjusted EBITDA

For the three months ended 31 March 2026, Ukraine Adjusted EBITDA increased by 21.8 per cent. (in US$ terms) and increased by 26.4 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. This growth in local currency was primarily due to strong top-line growth partially offset by higher interconnect due to EU regulation, personnel costs, wage increases, higher utilities, and higher network support and IT costs. The lower period-over-period Adjusted EBITDA growth in US$ terms, as compared local currency growth, was impacted by the depreciation of the local currency against US$ in the three months ended 31 March 2026.

Mobile Customers

As of 31 March 2026, VEON had 22.0 million mobile customers in Ukraine, of which 15.3 million were 4G customers, representing a 3.0 per cent. decrease in mobile customers as compared to as of 31 March 2025. This decrease was primarily due to a loss of subscribers as a result of the ongoing war in Ukraine.

ARPU

For the three months ended 31 March 2026, ARPU in Ukraine increased by 31.9 per cent. (in US$ terms) and increased by 36.8 per cent. (in local currency terms). The change was primarily due to strong monetisation and sustained demand for connectivity services.

Kazakhstan

Results of Operations in US$

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(US$ in millions, except as indicated)
Total revenue	212	188	13.1
Telecommunication and infrastructure	176	157	12.1
Digital of which:	36	31	18.2
Digital financial services	7	8	(12.5)
Other digital services	29	23	29.4
Operating expenses	121	93	30.4
Adjusted EBITDA	91	95	(3.9)
Adjusted EBITDA margin (per cent.)	42.9	50.4	(7.6)

Results of Operations in KZT

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(KZT in millions, except as indicated)
Total revenue	105,592	95,726	10.3
Telecommunication and infrastructure	87,545	80,058	9.4
Digital of which:	18,047	15,668	15.2
Digital financial services	3,566	4,177	(14.6)
Other digital services	14,481	11,491	26.0
Other operating income	39	7	464.2
Operating expenses	60,388	47,145	28.0
Adjusted EBITDA	45,243	48,582	(6.9)
Adjusted EBITDA margin (per cent.)	42.8	50.8	(7.9)

Selected Performance Indicators for Mobile Business

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
Customers in millions	11.7	11.6	0.8
- of which mobile data (millions)	10.0	10.0	0.0
ARPU in US$	4.5	4.4	2.5
ARPU in KZT	2,236.7	2,237.5	(0.0)

Total Revenue

For the three months ended 31 March 2026, VEON’s Kazakhstan total revenue increased by 13.1 per cent. (in US$ terms) and increased by 10.3 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. The local currency growth was primarily driven by higher mobile service revenues, supported by subscriber growth and MFS, alongside increased device sales, offset somewhat by the increase in the standard VAT rate from 12 per cent. to 16 per cent. effective January 2026. The increase in period-over-period revenue in US$ terms, as compared to the decrease in local currency growth, was impacted by the appreciation of the local currency against US$ in the three months ended 31 March 2026.

Adjusted EBITDA

For the three months ended 31 March 2026, VEON’s Kazakhstan Adjusted EBITDA decreased by 3.9 per cent. (in US$ terms) and decreased by 6.9 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. The local currency decrease was primarily due to higher contribution from lower-margin device revenues, alongside increased operating costs, including personnel, marketing, IT and utilities. The smaller decrease in period-over-period Adjusted EBITDA in US$ terms, compared to the larger decline in local currency terms, was impacted by the appreciation of the local currency against the US$ in the three months ended 31 March 2026.

Mobile Customers

As of 31 March 2026, VEON had 11.7 million mobile customers in Kazakhstan, of which 8.7 million were 4G customers, representing a 0.8 per cent. increase in mobile customers as compared to as of 31 March 2025. This increase was mainly due to improved mobile data services and the continuous expansion of VEON’s 4G network.

ARPU

For the three months ended 31 March 2026, VEON’s ARPU in Kazakhstan increased by 2.5 per cent. (in US$ terms) and at par (in local currency terms) as compared to the three months ended 31 March 2025. ARPU in local currency was broadly stable, primarily due to resilient monetisation.

Bangladesh

Results of Operations in US$

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(US$ in millions, except as indicated)
Total revenue	116	111	4.2
Telecommunication and infrastructure	102	110	(6.9)
Digital of which:	14	2	744.1
Digital financial services	—	—	—
Other digital services	14	2	744.1
Operating expenses	70	74	(5.5)
Adjusted EBITDA	46	38	23.1
Adjusted EBITDA margin (per cent.)	39.7	33.9	6.1

Results of Operations in BDT

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(BDT in millions, except as indicated)
Total revenue	14,179	13,519	4.9
Telecommunication and infrastructure	12,484	13,319	(6.3)
Digital of which:	1,696	200	749.7
Digital financial services	—	—	—
Other digital services	1,696	200	749.7
Operating expenses	8,506	8,941	(4.9)
Adjusted EBITDA	5,673	4,577	23.9
Adjusted EBITDA margin (per cent.)	40.0	33.9	6.1

Selected Performance Indicators for Mobile Business

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
Customers in millions	34.4	35.0	(1.8)
- of which mobile data (millions)	21.5	21.7	(1.2)
ARPU in US$	1.1	1.0	6.8
ARPU in BDT	134.9	125.5	7.5

Total Revenue

For the three months ended 31 March 2026, VEON’s Bangladesh total revenue increased by 4.2 per cent. (in US$ terms) and by 4.9 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. This increase in local currency terms was primarily due to a continued improvement in performance despite ongoing pressure from a challenging macroeconomic and political environment. Growth was supported by ARPU expansion, pricing discipline and higher data usage. The lower growth rate in US$ terms reflects the depreciation of the local currency against the US$ in the three months ended 31 March 2026.

Adjusted EBITDA

For the three months ended 31 March 2026, VEON’s Bangladesh Adjusted EBITDA increased by 23.1 per cent. (in US$ terms) and by 23.9 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. This increase was mainly due to strong cost discipline across commercial, technology, HR and general expenses, including commission restructuring, and channel outsourcing demonstrating the effectiveness of structural cost controls despite revenue pressure. The lower growth rate in US$ terms reflects the depreciation of the local currency against the US$ in the three months ended 31 March 2026.

Mobile Customers

As of 31 March 2026, VEON had 34.4 million mobile customers in Bangladesh, of which 18.7 million were 4G customers, representing a 1.8 per cent. decrease in mobile customers as compared to as of 31 March 2025. This decrease was primarily driven by reduction in mobile data customers coupled with intensified competition from other operators enhancing their network capabilities.

ARPU

For the three months ended 31 March 2026, VEON’s ARPU in Bangladesh increased by 6.8 per cent. in US$ terms and increased by 7.5 per cent. in local currency terms as compared to the three months ended 31 March 2025. The increase in local-currency ARPU was primarily driven by continued pricing discipline and improving monetisation.

Uzbekistan

Results of Operations in US$

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(US$ in millions, except as indicated)
Total revenue	82	73	13.6
Telecommunication and infrastructure	69	63	10.2
Digital of which:	13	10	30.0
Digital financial services	6	3	119.9
Other digital services	8	7	4.4
Operating expenses	53	45	16.7
Adjusted EBITDA	30	27	8.5
Adjusted EBITDA margin (per cent.)	36.2	37.9	(1.7)

Results of Operations in UZS

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
	(UZS in millions, except as indicated)
Total revenue	1,000,690	938,751	6.6
Telecommunication and infrastructure	836,949	809,032	3.5
Digital of which:	163,742	129,719	26.2
Digital financial services	69,696	33,767	106.4
Other digital services	94,046	95,952	(2.0)
Other operating income	478	941	(49.2)
Operating expenses	639,412	584,257	9.5
Adjusted EBITDA	361,756	355,435	1.8
Adjusted EBITDA margin (per cent.)	36.2	37.9	(1.7)

Selected Performance Indicators for Mobile Business

	Three months ended 31 March
	2026	2025	‘25-26 per cent. change
Customers in millions	7.6	8.2	(6.6)
- of which mobile data (millions)	6.9	7.2	(3.6)
ARPU in US$	3.4	2.9	18.6
ARPU in UZS	41,615.2	37,368.9	11.4

Total Revenue

For the three months ended 31 March 2026, VEON’s Uzbekistan total revenue increased by 13.6 per cent. (in US$ terms) and increased by 6.6 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. These increases were primarily driven by continued momentum driven by pricing discipline, expanding device sales, and accelerating digital adoption. Growth was underpinned by ARPU expansion and a rising contribution from digital services. The higher growth rate in US$ terms compared to local-currency growth reflects the appreciation of the local currency against the US$ in the three months ended 31 March 2026.

Adjusted EBITDA

For the three months ended 31 March 2026, VEON’s Adjusted EBITDA in Uzbekistan increased by 8.5 per cent. (in US$ terms) and increased by 1.8 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. The increase in local currency Adjusted EBITDA was primarily driven by higher revenues and disciplined cost control, partially offset by higher direct costs linked to mobile financial services, content, connectivity, SIM taxes and consulting expenses. The higher growth in US$ terms relative to local currency growth reflects the appreciation of the local currency against the US$ in the three months ended 31 March 2026.

Mobile Customers

As of 31 March 2026, VEON had 7.6 million mobile customers in Uzbekistan, of which 5.9 million were 4G customers, representing a 6.6 per cent. decrease as compared to the three months ended 31 March 2025. This decrease was mainly due to the intensive market competition and higher price ups.

ARPU

For the three months ended 31 March 2026, VEON’s ARPU in Uzbekistan increased by 18.6 per cent. in US$ terms and by 11.4 per cent. (in local currency terms) as compared to the three months ended 31 March 2025. The increase was primarily driven by effective monetisation and continued pricing discipline.

Liquidity and Capital Resources

Working Capital

As of 31 March 2026, VEON had net negative working capital of US$505 million, compared to US$319 million as of 31 December 2025. Working capital is defined as current assets less current liabilities. In comparison to 31 December 2025, negative working capital has increased. The change was primarily due to an increase of the current portion of loans and other government payable liabilities, which was offset by the settlement of provisions during three months of first quarter of 2026. VEON’s management believes that its cash balances and available credit facilities are sufficient to meet its present requirements.

Consolidated Cash Flow Summary

	Three Months Ended 31 March
	2026	2025
	(US$ in millions)
Net cash flows from operating activities	396	433
Net cash flows used in investing activities	(295)	(210)
Net cash flows used in financing activities	(87)	(151)
Net increase/ (decrease) in cash and cash equivalents	14	72
Net foreign exchange difference	5	5
Cash and cash equivalent classified as held for sale at beginning of period	-	14
Cash and cash equivalent classified as held for sale at end of period	-	(6)
Cash and cash equivalent at beginning of period, net of overdrafts	1,732	1,688
Cash and cash equivalents at end of period	1,751	1,773

For more details, see Interim Condensed Consolidated Statement of Cash Flows in the Quarterly Financial Statements incorporated by reference herein.

Operating Activities

For the three months ended 31 March 2026, net cash flows from operating activities decreased to US$396 million from US$433 million for the three months ended 31 March 2025. The change was predominantly driven by higher interest paid offset by the higher profit and working capital changes.

Investing Activities

For the three months ended 31 March 2026, net cash outflow from investing activities was US$295 million compared to US$210 million for the three months ended 31 March 2025. This increase of US$85 million was primarily due to the acquisition of subsidiaries (mainly Tabletki) that was offset by the increase inflow from loans granted in our banking operations in Pakistan. Total payments for the purchase of property, equipment and intangible assets amounted to US$264 million in the three months ended 31 March 2026 compared to US$209 million in the three months ended 31 March 2025.

Financing Activities

For the three months ended 31 March 2026, net cash outflow from financing activities was US$87 million compared to net cash outflow of US$151 million for the three months ended 31 March 2025. The lower net cash outflow from financing activities in the three months ended 31 March 2026 is due to outflow associated with settlement of a dispute with Dhabi Group, offset by the proceeds from sale of secondary offering in Kyivstar and other borrowings proceeds during this quarter.

Indebtedness

As of 31 March 2026, the principal amounts of VEON’s external indebtedness represented by bank loans, bonds classified as borrowings amounted to US$2,998 million, compared to US$3,049 million as of 31 December 2025.

Capital Expenditures

For the three months ended 31 March 2026, capital expenditures were US$138 million, compared to US$135 million for the three months ended 31 March 2025.